SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
            1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)
                                (Amendment No. )*

                          Synergy Financial Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87162V 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 20, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)


----------------
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 4 pages

                                                               Page 2 of 4 pages

CUSIP No. 87162V 10 2          Schedule 13G
          -----------          ------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification Number of above person:

                          Synergy Financial Group, Inc.

2. Check the appropriate box if a member of a group*

                  (a) |X|       (b) |_|

3.       SEC Use Only

4.   Citizenship or Place of Organization: New Jersey
                                           ----------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   Sole Voting Power:                                                        0
                                                                         -------

6.   Shared Voting Power:                                                996,167
                                                                         -------

7.   Sole Dispositive Power:                                                   0
                                                                         -------

8.   Shared Dispositive Power:                                           996,167
                                                                         -------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:       996,167
                                                                         -------

10.  Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares* |_|

11.  Percent of Class Represented by Amount in Row 9: 8.0%
                                                      ---

12.  Type of Reporting Person*: EP
                                --

                                * SEE INSTRUCTION

                                                               Page 3 of 4 pages

Item 1(a)         Name of Issuer:   Synergy Financial Group, Inc.
                  --------------    -----------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                     310 North Avenue East
                     Cranford, New Jersey 07016

Item 2(a)         Name of Person Filing:
                  ---------------------

                     Synergy Financial Group, Inc. Employee Stock Ownership Plan
                     -----------------------------------------------------------

Item 2(b)         Address of Principal Business Office:  Same as Item 1(b)
                  -------------------------------------  -----------------

Item 2(c)         Citizenship: New Jersey
                  ------------ ----------

Item 2(d)         Title of Class of Securities:  Common Stock
                  -----------------------------  ------------

Item 2(e)         CUSIP Number:             87162V 10 2
                  ------------              -----------

Item 3 Check whether the person filing is a:

Item 3(f)           X       Employee Benefit Plan, in accordance with
                  -----     Rule 13d-1(b)(1)(ii)(F).

Item 3(j)           X       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
                  -----

Item 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.

Item 4(a)         Amount Beneficially Owned:        996,167
                  -------------------------      -----------

Item 4(b)         Percent of Class:         8.0%
                  ----------------      ----------

Item 4(c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote               0
                                                                         -------

                  (ii)  shared power to vote or to direct the vote       996,167
                                                                         -------

                  (iii) sole power to dispose or to direct the
                        disposition of                                         0
                                                                         -------

                  (iv)  shared power to dispose or to direct
                        the disposition of                               996,167
                                                                         -------

                                                               Page 4 of 4 pages

Item 5            Ownership of Five Percent or Less of Class:
                  ------------------------------------------

                                 Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                   Person:
                   -------

                                 Not Applicable


Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  ---------------------------------------------------------
                  Holding Company.
                  ----------------

                                 Not Applicable

Item 8            Identification and Classification of Members of the Group.
                  ---------------------------------------------------------

                  This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the ESOP Committee and the ESOP Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9            Notice of Dissolution of Group.
                  ------------------------------

                                 Not Applicable

Item 10           Certification.
                  -------------

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:


         After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Plan Committee, I certify that the information set forth in this statement is true, complete and correct.




/s/John S. Fiore                         January 27, 2004
-----------------------------------      ---------------------------------------
John S. Fiore                            Date



/s/Kevin A. Wenthen                      January 27, 2004
-----------------------------------      ---------------------------------------
Kevin A. Wenthen                         Date



/s/Janice L. Ritz                        January 27, 2004
-----------------------------------      ---------------------------------------
Janice L. Ritz                           Date

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, in my capacity as an ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.



/s/Kenneth S. Kasper                     January 27, 2004
-----------------------------------      ---------------------------------------
Kenneth S. Kasper                        Date



/s/Paul T. LaCorte                       January 27, 2004
-----------------------------------      ---------------------------------------
Paul T. LaCorte                          Date



/s/Nancy A. Davis                        January 27, 2004
-----------------------------------      ---------------------------------------
Nancy A. Davis                           Date



/s/George Putvinski                      January 27, 2004
-----------------------------------      ---------------------------------------
George Putvinski                         Date



/s/W. Phillip Scott                      January 27, 2004
-----------------------------------      ---------------------------------------
W. Phillip Scott                         Date



/s/Albert N. Stender                     January 27, 2004
-----------------------------------      ---------------------------------------
Albert N. Stender                        Date



/s/David H. Gibbons, Jr.                 January 27, 2004
-----------------------------------      ---------------------------------------
David H. Gibbons, Jr.                    Date



/s/Magdalena M. De Perez                 January 27, 2004
-----------------------------------      ---------------------------------------
Magdalena M. De Perez                    Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The ESOP Trustees share voting and dispositive power with the ESOP Committee. By the terms of the ESOP, the ESOP Trustees vote stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the ESOP Trustees as directed by the ESOP Committee. Investment direction is exercised by the ESOP Trustees as directed by the ESOP Committee. The ESOP Committee and the ESOP Trustees share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

         Members  of  the  ESOP  Committee/ESOP  Trustees  and their  beneficial
         ------------------------------------------------
ownership of shares of common stock of the issuer exclusive of membership on the ESOP Committee, responsibilities as ESOP Trustees, and of shares beneficially owned as a Participant in the ESOP are as follows:


                                Beneficial               Beneficial Ownership
         Name                Ownership (1)               as ESOP Participant
         ----                -------------               -------------------

Kenneth S. Kasper                  39,091                        - 0 -
Paul T. LaCorte                    22,906                        - 0 -
Nancy A. Davis                     34,806                        - 0 -
George Putvinski                   33,507                        - 0 -
W. Phillip Scott                   20,103                        - 0 -
Albert N. Stender                  36,112                        - 0 -
David H. Gibbons, Jr.              44,245                        - 0 -
Magdalena M. De Perez               4,095                        - 0 -
John S. Fiore                     102,116                        980
Kevin A. Wenthen                   28,362                        612
Janice L. Ritz                     52,612                        343

--------------
(1) Beneficial ownership as of January 20, 2004. Includes shares of common stock of issuer owned in conjunction with family members. The ESOP Committee and ESOP Trustee(s) disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee and ESOP Trustee. Excludes beneficial shares beneficially owned as a plan participant.